UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

                                                                                                          [Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

Final Synthetic voting map

In compliance with CVM Instruction No. 481/09, we present the final synthetic voting map consolidating the remote voting instructions and the ones made in person by each item of the remote voting form, referring to the matters submitted to the approval of the Ordinary and Extraordinary General Meetings held on April 26, 2019, at 3:00 p.m.

MAP OF THE ORDINARY GENERAL MEETING

Item	Resolution	Voting Shares	Voting	Amount of Shares
1	To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2018, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors opinion and the Audit Committee Report	ON	Approve	3,649,681,399
			Reject	293,136
			Abstain	31,571,720
2	To DECIDE on the destination of the net profit of the fiscal year of 2018 and the distribution of dividends	ON	Approve	3,675,576,348
			Reject	292,950
			Abstain	5,676,957
3	To FIX the number of members that will compose the Board of Directors in the mandate from 2019 to 2021	ON	Approve	3,675,573,730
			Reject	24,883
			Abstain	5,947,642
4	Do you wish to request the adoption of the multiple vote process for the election of the Board of Directors, pursuant to art. 141 of Law 6404/76?	ON	Approve	8,723
			Reject	17,430,891
			Abstain	58,796,458
5	Indication of all members that compose the global proposal - Chapa única	ON	Approve	3,671,824,137
			Reject	1,789,688
			Abstain	7,932,430
6	In case one of the candidates that compose the proposal fails to integrate it, can the votes corresponding to their shares continue to be awarded to the chosen proposal?	ON	Approve	8,723
			Reject	76,196,789
			Abstain	30,560
7	In case of adoption of the multiple vote process, do you wish to distribute the vote in percentages to the candidates that compose the proposal?	ON	Approve	2,403,916
			Reject	1,330,444
			Abstain	72,501,712
8	Visualization of all candidates who make up the slate to indicate the % (percentage) of the votes to be assigned to each one.
	Álvaro Antonio Cardoso de Souza	ON	10% (240,392)
	Sergio Agapito Lires Rial		10% (240,392)
	Celso Clemente Giacometti		10% (240,392)
	Conrado Engel		10% (240,392)
	Deborah Patricia Wright		10% (240,392)
	Deborah Stern Vieitas		10% (240,392)
	José Antonio Álvarez Álvarez		10% (240,392)
	José de Paiva Ferreira		10% (240,392)
	José Maria Nus Badía		10% (240,392)
	Marília Artimonte Rocca		10% (240,392)
9	Indication of candidates for the board of directors by minority shareholders holding shares with voting rights (the shareholder must complete this field if he/she left the general election field blank and holds the shares with which he votes during the immediate three (3) months preceding the general meeting.	ON	Approve	24,685,388
			Reject	13,851,607
			Abstain	37,699,077
10	To FIX the annual overall consideration of the Company´s management and members of Audit Committee.	ON	Approve	3.576,034,461
			Reject	99,556,008
			Abstain	5,955,786
11	You wish to request the installation of the Fiscal Council, pursuant to art. 161 of Law 6404/76?	ON	Approve	67,578,106
			Reject	2,671,869
			Abstain	12,420,648
		PN	Approve	69,306,306
			Reject	2,671,869
			Abstain	12,163,120
12	To FIX the compensation of the members of the Fiscal Council	ON	Approve	3,439,775,512
			Abstain	10,380,675

[Free English Translation]

MAP OF THE EXTRAORDINARY GENERAL MEETING

Item	Resolution	Voting Shares	Voting	Amount of Shares
1	To AMEND the wording of articles 21 and 24 of the Company’s Bylaws, in order to modify the rules for the installation of meetings of the Executive Board, granting of mandates and representation of the Company	ON	Approve	3,676,016,667
			Reject	243,472
			Abstain	5,957,159
2	Due to the deliberate in item (i), APPROVE the consolidation of the Company’s Bylaws.	ON	Approve	3,676,244,213
			Reject	24,295
			Abstain	5,948,790

Angel Santodomingo

Investors Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 26, 2019

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer